UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In February and March 2008, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated February 14, 2008: Sanofi Pasteur and Statens Serum Institut Team Up Against Tuberculosis.

Exhibit 99.2	Press release dated March 3, 2008: OneWorld Health, Amyris Biotechnologies and Sanofi-aventis Announce Development Agreement for Semisynthetic Artemisinin.

Exhibit 99.3	Press release dated March 5, 2008: New 300mg loading dose tablet for Plavix® receives positive opinion from the European Committee for Medicinal Products (CHMP).

Exhibit 99.4	Press release dated March 13, 2008: U.S. FDA Licences DAPTACEL® Vaccine for the Fifth Consecutive Dose in the Pediatric DTaP Immunization Series.

Exhibit 99.5	Press release dated March 26, 2008: NICE Recommends Acomplia® to be included in the NHS Guidance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 26, 2008		SANOFI-AVENTIS

	By	/S/ Patricia Kodyra
		Name:	Patricia Kodyra
		Title:	Associate Vice President,
Corporate Law, Financial and Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated February 14, 2008: Sanofi Pasteur and Statens Serum Institut Team Up Against Tuberculosis.

Exhibit 99.2	Press release dated March 3, 2008: OneWorld Health, Amyris Biotechnologies and Sanofi-aventis Announce Development Agreement for Semisynthetic Artemisinin.

Exhibit 99.3	Press release dated March 5, 2008: New 300mg loading dose tablet for Plavix® receives positive opinion from the European Committee for Medicinal Products (CHMP).

Exhibit 99.4	Press release dated March 13, 2008: U.S. FDA Licences DAPTACEL® Vaccine for the Fifth Consecutive Dose in the Pediatric DTaP Immunization Series.

Exhibit 99.5	Press release dated March 26, 2008: NICE Recommends Acomplia® to be included in the NHS Guidance.

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